June 15, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:	Iteris,Inc.
Registration Statement on FormS-3
File No.333-256898

Ladies and Gentlemen:

Iteris, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 P.M., Eastern Time, on June 17, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Steven Stokdyk of Latham & Watkins LLP at (213) 891-7421 to provide notice of effectiveness.

Very truly yours,

ITERIS, INC.

By:	/s/ Douglas L. Groves
Douglas L. Groves
Chief Financial Officer